Exhibit 99.3

NICE to Showcase NICE’s Open and Standards-Compliant Situation Management Solution at
the PSIA Interoperability Reception at ASIS 2010

NICE Situator’s application of PSIA specifications demonstrates how broad interoperability with multiple third party security systems enables flexible, seamless and cost efficient situation management

Ra’anana, Israel, October 11, 2010 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that the Physical Security Interoperability Alliance (PSIA), a global consortium of physical security providers focused on promoting the interoperability of IP-enabled devices, will be highlighting the benefits of an open situation management solution through the implementation of its specifications in NICE Situator, NICE’s open situation management solution. NICE Situator will be highlighted for its broad interoperability in a demonstration that will include integration with HikVision’s CCTV cameras and recording systems. Hikvision Digital Technology Co., Ltd. is a leading supplier of digital video surveillance products with headquarters in China. NICE Situator will be demonstrated at NICE’s booth, #3836, and at the PSIA Interoperability Reception on Wednesday, Oct. 13 from 4 p.m. to 6 p.m. in Room A122 at ASIS, October 12th-15th, in Dallas, Texas.

The implementation of PSIA specifications in NICE Situator enables third party IP video surveillance products such as NVRs, DVRs and cameras to be automatically recognized as PSIA-enabled cameras and stream video according to the open standard specification. The openness and standards compliance of NICE Situator enables security personnel to choose the best and most relevant components to address their needs in a flexible and cost efficient manner.

David Bunzel, Executive Director PSIA, commented, “PSIA’s objective to develop standards relevant to networked physical security technology is being fully supported by NICE’s extensive commitment to IP system interoperability. We are pleased to partner with NICE on demonstrating PSIA specifications in action at ASIS 2010, and to enable users to view the benefits of the implementation of our specifications in NICE’s open situation management solution.”

NICE Situator is a situation management software platform that addresses the security operations needs of transportation systems – airports, seaports and mass transit, critical infrastructure, utilities, enterprise campuses and city centers. It enables automatic situation planning, response and analysis in real time, as well as thorough post-incident reviews and investigations. NICE Situator already has over 150 gateways to different security and safety systems, including video surveillance, communication devices, access control, intrusion sensors, fire and safety, geo-location, building management, web feeds, and data bases.

“NICE is committed to supporting PSIA's objective of achieving industry-wide interoperability standards,” said Israel Livnat, President, NICE Security Group. “NICE is proud to showcase an open, standards-based system, and our intention is to continue to lead the interoperability trend within the physical security eco-system. It is NICE’s policy to continue actively pursuing industry standardization, and continue providing the market with open solutions that allow for flexibility and freedom of choice in the meantime.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

The Physical Security Interoperability Alliance is a global consortium of more than 75 physical security manufacturers and systems integrators focused on promoting interoperability of IP-enabled security devices across all segments of the security industry. Participating companies include Arecont Vision, ASSA ABLOY, Cisco Systems, GE Security, Genetec, Hikvision, Honeywell, IBM, IQinVision, Kastle Systems, March Networks, Milestone Systems, NICE Systems, ObjectVideo, OnSSI, Pelco, Stanley Security, Texas Instruments, Tyco International, Verint and Vidsys.

PSIA’s objective is to develop standards relevant to networked physical security technology. Under the direction of its Board of Directors, PSIA promotes and develops open standards relevant to networked physical security technology across all segments including video surveillance, access control, video analytics, storage and recording devices, and software.

PSIA supports license-free standards and specifications, which are vetted in an open and collaborative manner to the industry as a whole. There are currently five active working groups: IP Video, Video Analytics, Recording and Content Management, Area Control and Systems. The organization reviewed and ratified its IP Media Device specification in March 2008 and since then, more than 1,700 companies have registered for the specification.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.